

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2024

Edward Moore
Senior Vice President
RPM INTERNATIONAL INC/DE/
2628 Pearl Road , P.O. Box 777
Medina, Ohio 44258

>   **Re: RPM INTERNATIONAL INC/DE/**
>   **Form 8-K filed July 25, 2023**
>   **File No. 1-14187**

Dear Edward Moore:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this letter, we may have additional comments.

Form 8-K filed July 25, 2023

Exhibit 99.1, page 10

1.   Given the materiality of the MAP initiatives adjustment to your consolidated Adjusted EBIT measure, please expand Note (d) to quantify the material components.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services